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SEC FILE NUMBER
8-69143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVERGREEN ADVISORS CAPITAL,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9256 BENDIX ROAD, SUITE 300
(No. and Street)

COLUMBIA	MARYLAND	21045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Statter 410 997-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

200 SOUTH 10TH STREET SUITE 900	RICHMOND	VA	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Statter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVERGREEN ADVISORS CAPITAL,LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETSY C KLINGBEIL
REGISTRATION NO. 7210068
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMM. EXP. SEPTEMBER 30, 2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERGREEN ADVISORS CAPITAL, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Evergreen Advisors Capital, LLC
Columbia, Maryland

We have audited the accompanying statement of financial condition of Evergreen Advisors Capital, LLC (the "Company") as of December 31, 2016 that ise filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, and is in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Tysons Corner, Virginia
February 27, 2017

EVERGREEN ADVISORS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	188,416
Accounts receivable (net of allowance)		134,433
Investments		173,224
Other assets		16,363
TOTAL ASSETS	$	512,436

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued liabilities		83,961
TOTAL LIABILITIES	$	83,961
COMMITMENTS AND CONTINGENCIES		
MEMBERS EQUITY		
Member's capital		233,950
Retained earnings		194,525
TOTAL MEMBER'S EQUITY	$	428,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	512,436

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Evergreen Advisors Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Evergreen Advisors (The "Parent"). The Company was formed in June 18, 2012 as a limited liability company in accordance with the laws of the state of Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, the cash was held in interest bearing accounts at M&T Bank of $188,416.

Investments
The Company has an investment in a limited liability company that is not readily marketable and is being accounted for on a cost basis as the Company owns less than 5% and Company management has determined that it does not exercise significant influence over the investee. As of December 31, 2016, the cost basis was $112,500.

The Company was issued warrants to purchase Series A preferred Stock in a Company as part of the services provided in the transaction. The warrants are being accounted for each reporting period. As of December 31, 2016, the warrant fair value as reported was $60,724.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of option grants is estimated on the grant date using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2016.

Year Ended:	December 31, 2016
Dividend growth rate	0%
Expected volatility	70%
Average risk-free interest rates	2.41%
Expected Lives	7.0 years

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. Accounts receivables consist of non-refundable Advisory fees charged to customers for services rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Income Taxes

No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the state of Maryland are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3. RELATED PARTIES

The Company and Evergreen Advisors, LLC ("Parent") have entered into an agreement whereby they share office space, office services, and administrative services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. During the year ended December 31, 2016 the Company had $47,233 as a liability to the Parent for such services. The Company paid the parent $1,445,189 during the year.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company's net capital requirement was $5,597. The Company's Net Capital was $104,455 which was above the required Net Capital by $98,858. At December 31, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was .80 to 1.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unassisted potential claims encountered in the normal course of business. As of December 31, 2016 and through the date of this report there were no such claims.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

7. FAIR VALUE MEASURMENTS OF INVESTMENTS

The Company carries its investments at fair value. US GAAP guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

7. FAIR VALUE MEASURMENTS OF INVESTMENTS (CONTINUED)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2016:

	Fair Value Measurements Using			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Warrants	$60,724	$-0-	$0	$60,724
	$60,724	$-0-	$0	$60,724

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the financial statements and has determined that there were no subsequent events requiring disclosure in these financial statements.

EVERGREEN ADVISORS CAPITAL, LLC

Annual Financial Statements

Year Ended December 31, 2016

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVERGREEN ADVISORS CAPITAL,LL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9256 BENDIX ROAD, SUITE 300
(No. and Street)

COLUMBIA	MARYLAND	21045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Statter 410 997-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

200 SOUTH 10TH STREET SUITE 900	RICHMOND	VA	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Statter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVERGREEN ADVISORS CAPITAL,LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETSY C KLINGBEIL
REGISTRATION NO. 7210068
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMM. EXP. SEPTEMBER 30, 2020

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERGREEN ADVISORS CAPITAL, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Evergreen Advisors Capital, LLC
Columbia, Maryland

We have audited the accompanying statement of financial condition of Evergreen Advisors Capital, LLC (the "Company") as of December 31, 2016 that ise filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, and is in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Tysons Corner, Virginia
February 27, 2017

EVERGREEN ADVISORS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	188,416
Accounts receivable (net of allowance)		134,433
Investments		173,224
Other assets		16,363
TOTAL ASSETS	$	512,436

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued liabilities		83,961
TOTAL LIABILITIES	$	83,961
COMMITMENTS AND CONTINGENCIES		
MEMBERS EQUITY		
Member's capital		233,950
Retained earnings		194,525
TOTAL MEMBER'S EQUITY	$	428,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	512,436

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Evergreen Advisors Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Evergreen Advisors (The "Parent"). The Company was formed in June 18, 2012 as a limited liability company in accordance with the laws of the state of Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, the cash was held in interest bearing accounts at M&T Bank of $188,416.

Investments
The Company has an investment in a limited liability company that is not readily marketable and is being accounted for on a cost basis as the Company owns less than 5% and Company management has determined that it does not exercise significant influence over the investee. As of December 31, 2016, the cost basis was $112,500.

The Company was issued warrants to purchase Series A preferred Stock in a Company as part of the services provided in the transaction. The warrants are being accounted for each reporting period. As of December 31, 2016, the warrant fair value as reported was $60,724.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of option grants is estimated on the grant date using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2016.

Year Ended:	December 31, 2016
Dividend growth rate	0%
Expected volatility	70%
Average risk-free interest rates	2.41%
Expected Lives	7.0 years

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. Accounts receivables consist of non-refundable Advisory fees charged to customers for services rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Income Taxes

No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the state of Maryland are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3. RELATED PARTIES

The Company and Evergreen Advisors, LLC ("Parent") have entered into an agreement whereby they share office space, office services, and administrative services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. During the year ended December 31, 2016 the Company had $47,233 as a liability to the Parent for such services. The Company paid the parent $1,445,189 during the year.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company's net capital requirement was $5,597. The Company's Net Capital was $104,455 which was above the required Net Capital by $98,858. At December 31, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was .80 to 1.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unassisted potential claims encountered in the normal course of business. As of December 31, 2016 and through the date of this report there were no such claims.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

7. FAIR VALUE MEASURMENTS OF INVESTMENTS

The Company carries its investments at fair value. US GAAP guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

7. FAIR VALUE MEASURMENTS OF INVESTMENTS (CONTINUED)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2016:

	Fair Value Measurements Using			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Warrants	$60,724	$-0-	$0	$60,724
	$60,724	$-0-	$0	$60,724

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the financial statements and has determined that there were no subsequent events requiring disclosure in these financial statements.

EVERGREEN ADVISORS CAPITAL, LLC

Annual Financial Statements

Year Ended December 31, 2016

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934